UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Preliminary Operating Results for FY2024

On February 6, 2025, Shinhan Financial Group released its preliminary operating results for the fiscal year 2024. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards(“K-IFRS”) and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Preliminary Operating Results of Shinhan Financial Group (Consolidated)

					(KRW million)
Item		4Q 2024	3Q 2024	QoQ Change (%)	4Q 2023	YoY Change (%)
Revenue*	Specified Quarter	24,804,267	11,622,046	113.42	12,123,940	104.59
	Cumulative	74,520,439	49,716,172	-	61,332,629	21.50
Operating Income	Specified Quarter	759,256	1,869,897	-59.40	904,484	-16.06
	Cumulative	6,549,932	5,790,676	-	6,100,850	7.36
Income before Income Taxes	Specified Quarter	696,455	1,765,368	-60.55	789,399	-11.77
	Cumulative	6,123,767	5,427,312	-	5,964,960	2.66
Net Income	Specified Quarter	501,253	1,325,449	-62.18	576,052	-12.98
	Cumulative	4,625,517	4,124,264	-	4,478,000	3.29
Net Income Attributable to Controlling Interest	Specified Quarter	473,445	1,297,068	-63.50	549,747	-13.88
	Cumulative	4,517,524	4,044,079	-	4,368,035	3.42

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting
Standards.

3) The financial figures for the previous term(3Q 2024) have been restated in the due course of the audit process by our independent auditor.

4) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

2. Preliminary Operating Results of Shinhan Bank (Consolidated)

					(KRW million)
Item		4Q 2024	3Q 2024	QoQ Change (%)	4Q 2023	YoY Change (%)
Revenue*	Specified Quarter	17,565,577	5,943,090	195.56	6,484,017	170.91
	Cumulative	47,357,783	29,792,206	-	37,459,679	26.42
Operating Income	Specified Quarter	810,100	1,400,564	-42.16	692,877	16.92
	Cumulative	5,059,246	4,249,146	-	4,147,197	21.99
Income before Income Taxes	Specified Quarter	767,905	1,365,776	-43.78	629,843	21.92
	Cumulative	4,769,937	4,002,032	-	4,041,105	18.04
Net Income	Specified Quarter	592,676	1,049,442	-43.52	468,716	26.45
	Cumulative	3,695,913	3,103,237	-	3,067,991	20.47
Net Income Attributable to Controlling Interest	Specified Quarter	592,672	1,049,317	-43.52	468,591	26.48
	Cumulative	3,695,449	3,102,777	-	3,067,681	20.46

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2)The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Bank Asset proportion out of the total group asset: 36.5%

3. Preliminary Operating Results of Shinhan Card (Consolidated)

				(KRW million)
Item		4Q 2024	3Q 2024	QoQ Change (%)	4Q 2023	YoY Change (%)
Revenue*	Specified Quarter	1,850,529	1,253,537	47.62	1,270,099	45.70
	Cumulative	6,173,106	4,322,577	-	5,378,610	14.77
Operating Income	Specified Quarter	46,068	226,881	-79.70	200,639	-77.04
	Cumulative	757,441	711,373	-	802,827	-5.65
Income before Income Taxes	Specified Quarter	47,931	228,240	-79.00	201,148	-76.17
	Cumulative	765,468	717,537	-	803,200	-4.70
Net Income	Specified Quarter	20,176	174,289	-88.42	151,804	-86.71
	Cumulative	575,261	555,085	-	621,908	-7.50
Net Income Attributable to Controlling Interest	Specified Quarter	19,415	173,399	-88.80	151,470	-87.18
	Cumulative	572,147	552,732	-	620,582	-7.80

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Card Asset proportion out of the total group asset: 21.2%

4. Preliminary Operating Results of Shinhan Life (Consolidated)

				(KRW million)
Item		4Q 2024	3Q 2024	QoQ Change (%)	4Q 2023	YoY Change (%)
Revenue*	Specified Quarter	2,033,735	1,420,921	43.13	1,585,040	28.31
	Cumulative	7,044,374	5,010,639	-	6,451,715	9.19
Operating Income	Specified Quarter	80,965	208,862	-61.24	69,008	17.33
	Cumulative	725,082	644,117	-	659,057	10.02
Income before Income Taxes	Specified Quarter	81,710	209,003	-60.90	59,721	36.82
	Cumulative	721,442	639,732	-	639,553	12.80
Net Income	Specified Quarter	61,294	154,200	-60.25	44,771	36.91
	Cumulative	528,401	467,107	-	472,395	11.86
Net Income Attributable to Controlling Interest	Specified Quarter	61,294	154,200	-60.25	44,771	36.91
	Cumulative	528,401	467,107	-	472,395	11.86

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of insurance revenues and investment revenues and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Life Asset proportion out of the total group asset: 11.3%

Declaration of Cash Dividend by Shinhan Financial Group

On February 6, 2025, the board of directors of Shinhan Financial Group passed a resolution to declare year-end cash dividends for FY2024 of KRW 540 per common share, which is total dividend amount of KRW 267,754,714,560 subject to shareholder approval. The total number of shares subject to dividend is 495,842,064 shares.

The annual dividend is KRW 1,088billion (KRW 2,160 per share) including quarterly dividends for the 1st, 2nd, and 3rd quarter.

The record date is February 21, 2025 (Korea local time), and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Financial Group (the “AGM”). The date of the AGM will be decided and made publicly available upon the resolution of the board of directors of Shinhan Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by Shinhan Financial Group’s independent auditors and the approval at the AGM.

Declaration of Cash Dividend by Shinhan Bank

On February 5, 2025, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group, resolved to pay cash dividends of KRW 1,048.77 per common share, for a total dividend amount of KRW 1,662,952,093,133, subject to the shareholders’ approval.

The record date is December 31, 2024, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Bank.

Shinhan Bank is a wholly-owned subsidiary of Shinhan Financial Group and the total dividend amount will be received by Shinhan Financial Group.

The contents of the above declaration remain subject to change in the due course of the auditing process and the general meeting of shareholders of Shinhan Bank.

Declaration of Cash Dividend by Shinhan Card

On February 5, 2025, the Board of Directors of Shinhan Card, a wholly-owned bank subsidiary of Shinhan Financial Group, resolved to pay cash dividends of KRW 2,282 per common share, for a total dividend amount of KRW 286,092,977,646, subject to the shareholders’ approval.

The record date is December 31, 2024, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Card.

Shinhan Card is a wholly-owned subsidiary of Shinhan Financial Group and the total dividend amount will be received by Shinhan Financial Group.

The contents of the above declaration remain subject to change in the due course of the auditing process and the general meeting of shareholders of Shinhan Card.

Declaration of Cash Dividend by Shinhan Life

On February 5, 2025, the Board of Directors of Shinhan Life, a wholly-owned bank subsidiary of Shinhan Financial Group, resolved to pay cash dividends of KRW 3,271 per common share, for a total dividend amount of KRW 378,307,043,789, subject to the shareholders’ approval.

The record date is December 31, 2024, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Life.

Shinhan Life is a wholly-owned subsidiary of Shinhan Financial Group and the total dividend amount will be received by Shinhan Financial Group.

The contents of the above declaration remain subject to change in the due course of the auditing process and the general meeting of shareholders of Shinhan Life.

Report of Change in Revenue or Profit of More than 15% (Shinhan Financial Group)

On February 6, 2025, Shinhan Financial Group reported changes in the revenue and profit as described below.

Key Details (consolidated)

etails of changes (KRW thousands)	FY2024	FY2023	Change (Amount)	Change (%)
Revenue and Profit
-Sales	74,520,439,000	61,332,629,000	13,187,810,000	21.50
-Operating income	6,549,932,000	6,100,850,000	449,082,000	7.36
-Net income from continuing operation before income tax	6,123,767,000	5,964,960,000	158,807,000	2.66
-Net income	4,625,517,000	4,478,000,000	147,517,000	3.29
Main causes for changes in sales or profits/losses amount	This is attributable to the increase in net income of Shinhan Bank, a major subsidiary
Other Financial Date
-Total assets	739,740,606,000	691,795,333,000
-Total liabilities	680,861,050,000	635,473,468,000
-Total shareholders' equity	58,879,556,000	56,321,865,000
-Capital stock	2,969,641,000	2,969,641,000
-Total shareholders' equity/capital stock ratio (%)	1,982.7	1,896.6

Note:

1) The material above is prepared for the convenience of our investors. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

2) The financial information in this material has been prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) The above amounts are rounded up to the nearest 100,000 won.

Report of Change in Revenue or Profit of More than 15% (Shinhan Bank)

On February 6, 2025, Shinhan Bank reported changes in the revenue and profit as described below.

Key Details (consolidated)

Details of changes (KRW thousands)	FY2024	FY2023	Change (Amount)	Change (%)
Revenue and Profit
-Sales	47,357,783,000	37,459,679,000	9,898,104,000	26.42%
-Operating income	5,059,247,000	4,147,197,000	912,050,000	21.99%
-Net income from continuing operation before income tax	4,769,938,000	4,041,105,000	728,833,000	18.04%
-Net income	3,695,913,000	3,067,991,000	627,922,000	20.47%
Main causes for changes in sales or profits/losses amount	Increase in interest income due to increase in loan assets, etc.
Other Financial Date
-Total assets	556,691,161,000	508,497,276,000
-Total liabilities	519,926,426,000	474,966,063,000
-Total shareholders' equity	36,764,735,000	33,531,213,000
-Capital stock	7,928,078,000	7,928,078,000
-Total shareholders' equity/capital stock ratio (%)	463.7	422.9

Note:

1) The material above is prepared for the convenience of our investors. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

2) The financial information in this material has been prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) The above amounts are rounded up to the nearest 100,000 won.

5) Material management matter of subsidiary company: Shinhan Bank Asset proportion out of the total group asset: 36.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 6, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer